SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                                (Amendment No. 3)
                    Under the Securities Exchange Act of 1934

                                PRICESMART, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                    741511109
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                                 (CUSIP Number)
                                                   with a copy to:
Jeffrey S. Halis                                   Eli S. Goldberg, Esq.
500 Park Avenue                                    Lowenstein Sandler PC
Fifth Floor                                        65 Livingston Avenue
New York, New York  10022                          Roseland, New Jersey  07068
(212) 378-0879                                     (973) 992-8700

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 26, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
     1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                                Jeffrey S. Halis
________________________________________________________________________________
     2)   Check the Appropriate  Box if a Member of a Group (See  Instructions):
          (a) Not
          (b) Applicable
________________________________________________________________________________
     3)   SEC Use Only
________________________________________________________________________________
     4)   Source of Funds (See Instructions): WC, PF
________________________________________________________________________________
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                    Not Applicable
________________________________________________________________________________
     6)   Citizenship or Place of Organization: United States

         Number of                         7) Sole Voting Power:    189,125*
                                              ----------------------------------
         Shares Beneficially               8) Shared Voting Power:      0
                                              ----------------------------------
         Owned by
         Each Reporting                    9) Sole Dispositive Power:  189,125*
                                              ----------------------------------
           Person With:                   10) Shared Dispositive Power: 0
                                              ----------------------------------
________________________________________________________________________________

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                  189,125*
________________________________________________________________________________
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                                 Not Applicable
________________________________________________________________________________
     13)  Percent of Class Represented by Amount in Row (11): 3.2%*
________________________________________________________________________________
     14)  Type of Reporting Person (See Instructions): IA, IN
________________________________________________________________________________

* 106,725 shares (1.8%) of PriceSmart, Inc. common stock are owned by Tyndall Partners, L.P., a Delaware limited partnership. 37,425 shares (0.7%) of PriceSmart, Inc. common stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership. 13,925 shares (0.2%) of PriceSmart, Inc. common stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership. 29,800 shares (0.5%) of PriceSmart, Inc. common stock are owned by Halo International, Ltd., a company organized under the laws of the Cayman Islands. 1,250 shares (0.0%) of PriceSmart, Inc. common stock are owned individually by Jeffrey S. Halis. Pursuant to the Agreement of Limited Partnership of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P. and Madison Avenue Partners, L.P., and the Investment Management Agreement of Halo International, Ltd., Jeffrey S. Halis possesses sole voting and investment control over all securities owned by Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P. and Halo International, Ltd., respectively. In addition, Jeffrey S. Halis possesses sole voting and investment control over the securities owned by him individually. See Item 5 for further information on the computation of percentages set forth herein.

Item 5.   Interest In Securities of the Issuer.

          As of August 26, 1998, Jeffrey Halis ceased to be the beneficial owner of more than five percent (5%) of the shares of common stock of PriceSmart, Inc. Based upon the information set forth in PriceSmart, Inc.'s quarterly report dated May 31, 1998, as of July 7, 1998 there were issued and outstanding 5,884,169 shares of common stock of PriceSmart, Inc. As of August 26, 1998,
Tyndall Partners, L.P. owned 106,725 of such shares, or 1.8% of those outstanding, Tyndall Institutional Partners, L.P. owned 37,425 of such shares, or 0.7% of those outstanding, Madison Avenue Partners, L.P. owned 13,925 of such shares, or 0.2% of those outstanding, Halo International, Ltd. owned 29,800 of such shares, or 0.5% of those outstanding and Jeffrey S. Halis individually owned 1,250 of such shares, or 0.0% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of common stock of PriceSmart, Inc. owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., Halo International, Ltd., and by Jeffrey Halis individually. The following table details the transactions by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P. and Madison Avenue Partners, L.P., in shares of common stock of PriceSmart, Inc. during the sixty days preceding the date of event which requires filing of this statement (each of which were effected in ordinary brokers transactions):


                            A. Tyndall Partners, L.P.

         Date                        Quantity                         Price

                                   (Purchases)

                                      NONE

                                     (Sales)

    August 26, 1998                  201,800                          $16.00

                     B. Tyndall Institutional Partners, L.P.

         Date                        Quantity                          Price

                                   (Purchases)

                                      NONE

                                     (Sales)

    August 26, 1998                  91,500                           $16.00


                        C. Madison Avenue Partners, L.P.

         Date                        Quantity                          Price

                                   (Purchases)

                                      NONE

                                     (Sales)

    August 26, 1998                  35,700                           $16.00




                                    Signature

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                          September 1, 1998


                                          /s/ Jeffrey S. Halis
                                          ______________________________________
                                          Jeffrey S. Halis, individually  and as
                                          a  general  partner  of  Halo  Capital
                                          Partners, L.P., the general partner of
                                          each   of  Tyndall   Partners,   L.P.,
                                          Tyndall Institutional  Partners,  L.P.
                                          and Madison Avenue Partners, L.P.


                                          /s/ Jeffrey S. Halis
                                          ______________________________________
                                          Jeffrey  S. Halis, as a member of Jemi
                                          Management,  L.L.C.,  the   Investment
                                          Manager for Halo International, Ltd.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).